Via Facsimile and U.S. Mail
Mail Stop 6010

May 17, 2007

Mr. Cees Maas
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

Re: ING Groep N.V.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed March 28, 2006
File No. 001-14642

Dear Mr. Maas:

We have reviewed your March 23, 2007 response to comment one from our September 27, 2006 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.   Please expand your quantitative analysis to provide an approximate amount or range associated with the "de minimis" revenues, assets, liabilities and contingent liabilities associated with insurance clients in section B of your letter.

2. Please expand the quantitative analysis in your redacted letter to indicate that ING's total assets, liabilities, contingent liabilities and revenues for the contacts you describe do not exceed "[_]%", or advise.

3. Please expand your qualitative analysis in section F or H of your letter to address any risks associated with (1) financial relationships with "Government Members" of countries identified by the U.S. as state sponsors of terrorism and (2) dealings with NCB, an entity identified as a Specially Designated National by OFAC. Similarly, please expand your qualitative analysis to address the narrative statements in sections ING-10 and ING-12 of your unredacted response, or advise.

4. In 2006 your wholesale banking units were formally instructed to no longer engage with Cuba, Iran and Syria. Please describe for us in narrative and quantified terms your wholesale banking contacts with these countries prior to the formal instruction. Your expanded quantitative and qualitative analyses should take into account any such contacts.

5. Please advise us whether your bank relationships in the Subject Countries include correspondent banking or other relationships with banks identified or designated as banks of concern by the U.S. Department of the Treasury, including Bank Saderat, which has been identified by the U.S. Department of the Treasury as facilitating Iran's transfer of funds to terrorist organizations; Bank Sepah, which has been designated by the U.S. Department of the Treasury for providing support and services to designated Iranian proliferation firms; and the Commercial Bank of Syria, which has been designated by the U.S. Department of the Treasury as a bank of primary money laundering concern. If your bank relationships include relationships with these banks, identify the banks and describe the relationships. We may have further comments.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant